SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Notice of a Special General Meeting of Shareholders and Proxy Statement for its Special General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s Special General Meeting of Shareholders.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: March 31, 2011

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-73-7073703

Dear Shareholder,

You are cordially invited to attend the Special General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 10 a.m., Israel time, on Thursday, May 5, 2011, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' proposal 1, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

Thank you for your continued cooperation.

Very truly yours, Alex Hilman, Executive Chairman of the Board of Directors

Herzliya, Israel
March 31, 2011

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-73-7073703

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 10 a.m. Israel time, on Thursday, May 5, 2011, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel for the following purpose:

1.           To approve a private placement by the Company of newly issued 2,500,000 ordinary shares of the Company, representing 13.11% of the Company's voting rights1, to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and President of the Company, who is also considered the controlling shareholder of the Company, in consideration for $5 million to be paid to the Company by Mr. Wyler to the Company. Since following such private placement Mr. Wyler is expected to hold approximately 51.28% of the voting rights2 in the Company (and there is no other shareholder holding more than 45% of the voting rights in the Company), shareholders' approval is also requested pursuant to section 328(b)(1) of the Israeli Companies Law of 1999.

The shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on April 5, 2011 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company's Register of Shareholders.  The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Alex hilman, Executive Chairman of the Board of Directors

Herzliya, Israel
March 31, 2011

1
Excluding: (i) 329,473 ordinary shares of the Company held by or for the benefit of the Company which have no voting or equity rights; and (ii) 12,000 ordinary shares of the Company issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting power as of March 28, 2011.

2              See footnote 1 above.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-73-7073703

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Special General Meeting of Shareholders (the “Meeting”) to be held at 10 a.m., Israel time, on Thursday, May 5, 2011, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matter:

1.           To approve a private placement by the Company of newly issued 2,500,000 ordinary shares of the Company, representing 13.11% of the Company's voting rights3, to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and President of the Company, who is also considered the controlling shareholder of the Company, in consideration for $5 million to be paid to the Company by Mr. Wyler to the Company. Since following such private placement Mr. Wyler is expected to hold approximately 51.28% of the voting rights4 in the Company (and there is no other shareholder holding more than 45% of the voting rights in the Company), shareholders' approval is also requested pursuant to section 328(b)(1) of the Israeli Companies Law of 1999.

The shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of Proposal No. 1 requires the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of Proposal No. 1. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of such proposal will not be eligible to vote their Shares as to such proposal.

3
Excluding: (i) 329,473 ordinary shares of the Company held by or for the benefit of the Company which have no voting or equity rights; and (ii) 12,000 ordinary shares of the Company issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting power as of March 28, 2011.

4              See footnote 1 above.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)             a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)           a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding the Company's Shares will not be deemed a personal interest.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”;
EXPRESSING POSITIONS

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed.  Shares represented by executed and unrevoked proxies will be voted at the Meeting.  If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.  Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Note for Shareholders in “Street Name”

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Financial Officer no later than April 15, 2011.  Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting.  Proxies will be mailed to shareholders on or about April 6, 2011 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company.  The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 16,572,808 Shares outstanding as of March 28, 2011 (such number excludes (i) 329,473 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 12,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of March 28, 2011 or within 60 days thereafter).  Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

Proposal No. 1

APPROVAL OF A PRIVATE PLACEMENT BY THE COMPANY TO MR. SHLOMO (TOM)
WYLER

Following the approval by the Company's audit committee (the "Audit Committee") and Board of Directors, it is proposed to approve a private placement by the Company of newly issued 2,500,000 ordinary shares of the Company to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and President, who is also considered the controlling shareholder of the Company in consideration for $5 million to be paid by Mr. Wyler to the Company (the "Private Placement").

As of March 28, 2011, Mr. Wyler holds5 7,280,534 ordinary shares of the Company representing approximately 43.90% of the Company's issued share capital6 and approximately 43.93% of the voting rights in the Company7, and approximately 43.07% of the Company's issued share capital8 and approximately 43.10% of the voting rights in the Company9, on a fully diluted basis.10

5	Based on Schedule 13-D filed with the U.S. Securities and Exchange Commission on August 13, 2009 by Shlomo (Tom) Wyler.

6	Excluding 329,473 Shares held by or for the benefit of the Company which have no voting or equity rights as of March 28, 2011.

Immediately following the Private Placement, Mr. Wyler is expected to hold 9,780,534 ordinary shares of the Company representing approximately 51.25% of the Company's issued share capital11 and approximately 51.28% of the voting rights in the Company12, and approximately 50.32% of the Company's issued share capital13 and approximately 50.35% of the voting rights in the Company14, on a fully diluted basis.15

Under Section 328(a) of the Companies Law, no acquisition shall be made, if it results, inter alia, in the acquirer holding more than 45% of the voting rights in the Company if there is no other shareholder holding 45% or more of the voting rights in the Company, unless pursuant to a special tender offer. One exception to the above rule is an acquisition of shares in a private placement, provided that the shareholders of such company approved the private placement as a private placement whose purpose is to have the acquirer hold more than 45% of the voting rights in the company.  To the best of the Company's knowledge, as of March 30, 2011, no shareholder of the Company holds more than 45% of the voting rights in the Company.  As discussed above, it is expected that following the Private placement, Mr. Wyler will hold more than 45% of the voting rights in the Company, and therefore, the Private Placement is intended, among other things, to increase Mr. Wyler's holdings to more than 45% of the voting rights in the Company.

The following is a short summary of the principal terms of the Private Placement:

Terms of Issuance

The Company shall issue to Mr. Wyler newly issued 2,500,000 Shares (the "Issued Shares") in consideration for US $2 per share in cash (the "Purchase Price per Issued Share"). The Purchase Price per Issued Share is higher by 21.21%, 20.56%, 24.08%, 27.72% and 34.02% of the average closing price of the Company's Shares on the Nasdaq Global Market ("Nasdaq") during the 1, 30, 60, 90 and 188 trading days period, respectively (the latter constitutes the number of trading days following the sale of the Company's video technologies' business on July 1, 2010), preceding the date of the approval of the Private Placement by the Audit Committee and Board of Directors.

7
Excluding: (i) 329,473 Shares held by or for the benefit of the Company which have no voting or equity rights; and (ii) 12,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting power as of March 28, 2011.

8	See footnote 7 above.

9	See footnote 8 above.

10	Assuming the exercise of 552,500 options, which constitute as of the date of this Proxy Statement, all of the outstanding exercisable or convertible securities.

11	See footnote 7 above.

12	See footnote 8 above.

13	See footnote 7 above.

14	See footnote 8 above.

15	See footnote 11 above.

Registration Rights

The Company undertook to make best efforts to register for resale all the Issued Shares and the existing shares currently held by Mr. Wyler under the Securities Act of 1933, as amended (the "Securities Act") within 6 months as of their Issue Date (as defined below).

Legal Restrictions on the Transfer of the Issued Shares

Unless and until a resale registration statement for the Issued Shares is filed with and declared effective by the U.S. Securities and Exchange Commission (see also "Registration Rights" above), Mr. Wyler may not sell, transfer or otherwise dispose of the Issued Shares, except that Mr. Wyler will be entitled to sell, transfer or otherwise dispose of the Issued Shares pursuant to an available exemption from registration under the Securities Act.

Required Approvals

The Private Placement is subject to the following conditions: (1) the receipt of the requisite shareholder approval for the Private Placement; and (2) if applicable, the Nasdaq Stock Market shall have waived application of the 15-day prior notice contained in the Marketplace Rule 4310(c)(17) or such timeframe shall have expired without objections.

Date of Issue

The Private Placement shall take place as soon as practicable after the receipt of all the required approvals for the issue (the "Issue Date"). See "Required Approvals" above.

Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of the Private Placement

The members of the Audit Committee and Board of Directors (excluding Tom Wyler and Alex Hilman), each an independent director under the rules of the Nasdaq and two of whom are also external directors under the Israeli Companies Law, discussed and unanimously approved the Private Placement.

In reaching their conclusion that the Private Placement is advisable and in the Company's interests and that the Purchase Price per Issued Share is fair and reasonable to the Company and its Shareholders (other than to Mr. Wyler), the Audit Committee and Board of Directors consulted with the Company's senior management and legal and financial advisors and considered a number of factors, including the following material factors:

•	The view that the Private Placement would improve the Company’s financial stability and strengthen its capital structure;

•	The view that strengthening the Company’s capital structure may also improve the overall cost of debt the Company may require in the future;

•	The view that the Private Placement would allow the Company to further engage in additional real estate transactions, subject to the Board of Directors' decisions from time to time;

•
The view that the raising of capital through a private placement of shares is a relatively quick process involving relatively low costs compared to other alternatives of raising capital considered by the Company;

•
The fact that the Purchase Price per Issued Share ($2) is higher by 21.21%, 20.56%, 24.08%, 27.72% and 34.02% of the average closing price of the Company's Shares on the Nasdaq during the 1, 30, 60, 90 and 188 trading days period, respectively (the latter constitutes the number of trading days following the sale of the Company's video technologies' business on July 1, 2010), preceding the date of the approval of the Private Placement by the Audit Committee and Board of Directors; and

•	The fact that Mr. Wyler has been effectively controlling the Company since 2002 and the Company deems Mr. Wyler as its controlling shareholder.

In addition to the factors described above, the Audit Committee and Board of Directors also considered the written opinion dated March 30, 2011 of Giza, Singer, Even Ltd., that, as of the date of the opinion and based on and subject to the matters noted in the opinion, the Purchase Price per Issued Share is fair and reasonable, from a financial point of view, to the Company and its shareholders (other than Mr. Wyler). Such opinion is attached hereto as Exhibit A. The fairness opinion was addressed to the Audit Committee and Board of Directors.

In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed Private Placement is in the Company's interests.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the Private Placement by the Company to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and President of the Company, who is also considered the controlling shareholder of the Company, following which Mr. Wyler will hold more than 45% of the voting rights in the Company pursuant to section 328(b)(1) of the Companies Law, as presented to the shareholders, having been approved by the Audit Committee and Board of Directors be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, Alex hilman, Executive Chairman of the Board of Directors

March 31, 2011

Exhibit A

March 30, 2011

To
The Board of Directors and Audit Committee
Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya, Israel

Re: Fairness Opinion Regarding Share Price in a Private Placement

Dear Board of Directors and Audit Committee:

We understand that Optibase Ltd. (the “Company” or “Optibase”) is considering a private placement of ordinary shares, par value 0.13 per share, to Mr. Shlomo (Tom) Wyler, the Company’s Chief Executive Officer, who is also considered by the Company as its controlling shareholder (the “Excluded Shareholder”), for a price of $2 per share (the “Price Per Share”) (the “Transaction”).

Giza Singer Even Ltd (“Giza Singer Even” or “Giza”) has been engaged by the Audit Committee and the Board of Directors of the Company to render a written professional opinion (“Opinion”) as to whether, on date of this Opinion, the Price per Share is fair and reasonable from a financial point of view to the Company and its shareholders (other than the Excluded Shareholder).

In preparing our analysis and for purposes of this Opinion, we have based our work on the following:

•	a draft of Optibase's financial statements (unaudited and unreviewed) for the year ended December 31, 2010;

•	Various press releases and other public announcements published by the Company regarding its real estate assets deals and other business issues;

•	Optibase 2011 budget;

•
appraisals for a portion of the Company's real estate assets Riedmattstrasse 9, Rumlang and Centre des Technologies (CTN) (“Optibase Zurich” and “Optibase Geneva” respectively) that were prepared by external assessors retained by the Company - we did not contact an independent valuation of the Company's real estate assets and relied solely on the external appraisers;

•	the Miami asset- Marquis Residences in Miami, Florida (“Optibase Miami”) was assessed based solely on its purchase price;

•	data received from the Company's management regarding the current shareholding of its shareholders;

•
data received from the Company’s management regarding the current number of outstanding shares (not including ordinary shares of the Company held by or for the benefit of the Company) and the number of new shares to be issued as part of the Transaction;

•	business and operational data regarding the Company's assets and liabilities as of the date of the Opinion;

•	background material and market data from public information published in Internet sites, newspaper articles or other public sources;

•	public data regarding market value parameters on companies which we believe to be generally comparable to the Company;

•	other clarifications and data submitted to us by the Company's management at our request;

•
in regard to the Company’s technology asset purchase agreement between the Company, Optibase Inc. and Optibase Technology; dated March 16, 2010, we relied solely on data provided to us by the Company's management and had no other source of information. Based on such data, we did not assign any value to the such asset purchase agreement;

•
in regard to the holdings of the Company in Mobixell Networks Inc. and in V. Box Communication Ltd.,- we have relied solely on the book value of these holding as stated in the Company's draft financial statements for the year ended December 31, 2010. We received clarifications from the Optibase management regarding these holdings, but we did not receive any other external data or other data regarding these holdings, and the value assigned to these holdings is based on its book value in Optibase’s draft financial statements for the year ended  December 31, 2010;

•	During the preparation of the Opinion we conducted calls and mail correspondence with the Company's employees and officers;

1.
The Opinion does not include a recommendation as to whether to proceed ahead with the Transaction, nor is the Opinion a recommendation to Optibase's Audit Committee, Board of Directors or shareholders as to whether to approve the Transaction.

2.	The Opinion does not constitute a valuation of Optibase.

3.
In preparing this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial, legal, tax, and other information including various financial and operational data and forward-looking information as provided by Optibase's management.

4.
Giza Singer Even is not responsible, and shall assume no liability, for conducting an independent examination of the data it received, and accordingly, did not perform an independent examination of this information, with the exception of the request for various clarifications and supplementary data from Optibase's management. Our work does not constitute verification or confirmation of the veracity, completeness, or accurateness of this data. We disclaim any obligation to advise the Audit Committee or the Board of Directors of Optibase or any person of any change in any factor matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion

5.
Furthermore, this Opinion relies on forward-looking information that reflects our estimate of different parameters and was based on information we had at our disposal. If these estimates are not realized, the actual results could be substantially different.

6.
An economic evaluation is not an exact science and is supposed to reasonably and fairly reflect a situation as of a certain time based on known data, determined assumptions, and estimated forecasts. Changes in the principal variables and/or information could alter the basis for the assumptions and accordingly the conclusions.

7.
This Opinion does not constitute a due diligence work and does not pretend to include information, tests and examinations or any other information included in a due diligence work, including an examination of the Company's contracts and contractual arrangements.

8.
The information we used in the Opinion does not pretend to include all of the information a potential investor would demand and is not intended to determine the company's value for a specific investor. Different investors could have different goals and considerations and methods of examination based on other assumptions, and the price they would be willing to pay would be different accordingly.

9.
This Opinion in no way constitutes legal advice or a legal Opinion.  This Opinion is not intended by Giza Singer Even, and should not be construed, to be investment advice in any manner whatsoever. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, accounting, tax or other appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional source.

10.
We hereby confirm that we have neither a personal interest in Optibase nor a personal interest in the Transaction, excluding the fact that we receive a fee from Optibase for this Opinion. The fee is not contingent on the results of the Opinion. It will be clarified that we were not part of the negotiations of the Transaction. Furthermore, no conditions were made for setting the fee in respect of this Opinion.

11.
The Opinion has not been updated to reflect events that may have occurred after the date of this Opinion; thus, the future financial results of Optibase may materially differ from those used by us in this Opinion.

12.
This Opinion is intended for the use of the Company's Management and for the purpose described above. In no event, whether we have given our consent or not, will we assume any responsibility toward any third party which was forwarded the Opinion.

13.
With respect to the Opinion, Optibase pledged to Giza Singer Even that if a demand were made of Giza Singer Even in a legal action to pay any amount to a third party in a legal or administrative proceeding for a cause that could stem, directly or indirectly, from this Opinion, Optibase would indemnify Giza Singer Even for any reasonable expenses Giza Singer Even would incur or be demanded to pay for legal representation, legal counsel, professional counsel, defense in legal or administrative proceedings, negotiations, and the like, and Optibase would indemnify Giza Singer Even for the amount it would be obligated to pay a third party in a legal proceeding.

14.
In preparing this Opinion we have, among other things, estimated various possible scenarios of various adjustments to Optibase's equity's book value  as set forth in the Company’s draft financial statements for the year ended December 31, 2010 (unaudited and unreviewed) In these scenarios we examined the following elements:

•           the difference between book value and Fair value of the Optibase Zurich asset as of the December 31, 2010 (according to its appraisal);

•           assessment of the appropriate long term economic value of the Company's G&A cost

•           assessment of the potential economic value of the Company's accumulated  losses for tax purposes as of the December 31, 2010;

•           assessment of difference between book value of certain financial liabilities and their fair value;

•           assessment of the fair value of the Company's existing option plan;

•           analysis of the reasonability of the controlling premium derived from the Price Per Share of the Transaction;

15.
Based on and subject to the foregoing, it is our Opinion that, as of the date hereof, the Price Per Share is fair and reasonable, from a financial point of view, to the Company and its shareholders (other than the Excluded Shareholder).

16.
We hereby agree that our Opinion herein may be included and/or mentioned in a proxy statement to be sent to shareholders of Optibase as well as in reports to be submitted in connection with the Transaction. Moreover, Optibase may make use of the Opinion in any proceedings relating to the approval of the Transaction and at any shareholder meeting necessary to that end and before any person, entity and/or authority deemed appropriate by the Company.

17.
This Opinion was not performed in accordance with any law, rule, regulation, directive, standard or any other requirements by any law and/or any accounting standard or regulation, including but not limited to any United States or Israeli law, and should, therefore, not be relied upon as if it was performed according to such law, rule and/or regulation. Giza Singer Even is not familiar with any relevant or applicable United States laws and regulations and, therefore, did not comply with any such laws and regulations in performing this analysis.

18.	Giza Singer Even did various economic works for Optibase in the past

19.	Giza Singer Even has no dependence on Optibase.

20.
The work was done by a team headed by Mr. Alex Shechter (CPA), a partner at Giza Singer Even, who holds an undergraduate degree in accounting and economics and a graduate degree in business administration both from Tel Aviv University.

Respectfully, ________________ Giza Singer Even Ltd

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 5, 2011

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on April 5, 2011 at the Special General Meeting of Shareholders of the Company to be held at the Company's offices, 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, on Thursday, May 5, 2011, at 10 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE
____________________________________________________________________

☒  Please mark your votes as in this example.

Proposal 1:

Approval of a private placement by the Company of newly issued 2,500,000 ordinary shares of the Company, representing 13.11% of the Company's voting rights, to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and President of the Company, who is also considered the controlling shareholder of the Company, in consideration for $5 million to be paid to the Company by Mr. Wyler to the Company. Since following such private placement Mr. Wyler is expected to hold approximately 51.28% of the voting rights in the Company (and there is no other shareholder holding more than 45% of the voting rights in the Company), shareholders' approval is also requested pursuant to section 328(b)(1) of the Israeli Companies Law of 1999.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the transaction underlying Proposal 1? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 1.)

YES ☐	NO ☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2011

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.